

Mail Stop 3561

June 6, 2017

<u>Via E-mail</u>
Stefan Freeman
Interim Chief Executive Officer
Reed's, Inc.
13000 South Spring Street
Los Angeles, California 90061

> **Re: Reed's, Inc.**
> **Post-Effective Amendment to Form S-3 on Form S-1**
> **Filed May 23, 2017**
> **File No. 333-212206**

Dear Mr. Freeman:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are attempting to register additional shares for resale offered by Raptor/ Harbor Reeds SPV LLC that were not included in your initial registration statement on Form S-3. However, pursuant to Rule 413 of the Securities Act, you may not register the additional shares by post-effective amendment. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation Question 210.01, which is available on our website. Please advise.

Selling Shareholders, page 21

2. You disclose that Raptor/Harbor Reeds SPV LLC is an affiliate of a registered broker dealer. Please provide the representations in the prospectus, if true, that Raptor/Harbor Reeds SPV LLC purchased the securities in the ordinary course of business, and at the

time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If such selling shareholder cannot provide these representations, please state that the seller is an underwriter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: Ruba Qashu, Esq.
        Libertas Law Group, Inc.